K’s Media

April 24, 2009

Jessica Plowgian
Division of Corporation Finance
Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

Re:           K’s Media
Preliminary Information Statement on Schedule 14C
Filed April 3, 2009
File No. 0-52760

Dear Ms. Plowgian:

K’s Media (the “Company”) has received your letter dated April 8, 2009 containing comments to the Company’s above referenced Preliminary Information Statement on Schedule 14C filed by the Company with the Securities and Exchange Commission (the “Commission”) on April 3, 2009.  This letter on behalf of the Company responds to the comments set forth in your letter.

For convenience of reference, we have set forth your comments in bold below, with the Company’s response following the comments.

1.
We note that you have obtained approval for the actions contemplated by this preliminary information statement pursuant to a written consent of stockholders holding an aggregate of 51% of the voting power of your company as of the record date. Please tell us in your response how such consent was obtained. Identify each stockholder who executed the written consent and tell us such stockholder’s relationship to the company. Please also explain how the stockholders’ consent was obtained in a manner that was exempt from the proxy solicitation rules.

During the spring of 2009, a group of stockholders (the “Stockholder Group”) approached the Company to discuss listing the Company's common stock on the Nasdaq Stock Market and positioning the Company for making future acquisitions.  The Company did not solicit the Stockholder Group or any of its members.  One of the Nasdaq listing requirements is that the Company's common stock trade at a price per share of $4.00 or more.  At the time, the Company's common stock was quoted on the Over-The-Counter Bulletin Board at a price slightly above $4.00 per share.  Therefore, the Stockholder Group suggested that it would be beneficial to the Company to have the authority to conduct a reverse stock split of the Company's common stock in the future if necessary to meet the Nasdaq stock price initial listing requirement.  Further, the Stockholder Group suggested that it would be beneficial for the Company to have the ability to issue equity incentive compensation under an equity incentive compensation plan approved by the board of directors and stockholders of the Company in order to issue equity incentive compensation to employees in connection with future acquisitions.  Accordingly, the Stockholder Group encouraged the Company to take the steps necessary to authorize a reverse split of the Company's common stock and adopt an equity incentive compensation plan as soon as possible during the spring or early summer of 2009.  Because the Company's regularly scheduled annual meeting of stockholders will be held during the fall of 2009, the Stockholder Group offered to execute a written consent to authorize a reverse stock split and to approve an equity incentive compensation plan.  The Company did not request any proxy, consent or authorization from the Stockholder Group or any of its members and therefore did not conduct a solicitation.

All of the stockholders who executed the written consent became stockholders of the Company in the reverse merger transaction effected on January 18, 2008.  The following table sets forth information about the stockholders who executed the written consent.

Name of Stockholder                                                No. of Shares Held                                           Relationship to the Company

Ke Wang                                                                            1,000,000 1                                       Chairman (director) and Stockholder
James Wei                                                                          1,000,000                                      Director and Stockholder
Protégé Capital Limited                                                                       900,000 2                                       Stockholder
Team Step Investment Limited                                                                        1,800,000                                     Stockholder
Chance Smart Holdings Limited                                                                      1,700,000                                                 Stockholder
Progress Mind Holdings Limited                                                                    2,100,000                                                 Stockholder
Market Group Limited                                                                                       1,700,000                                                 Stockholder
High Grow Development Group
Limited                                                                                                                1,800,000                                                  Stockholder
Sino Return Holdings Limited                                                                         2,000,000                                                  Stockholder
Ample Sun Development                                                                                 1,500,000                                                  Stockholder
Pride Dragon Group Limited                                                                            1,500,000                                                  Stockholder

Total                                                                                                                  17,000,000

Total Issued and Outstanding                                                                      33,353,667

Percentage                                                                                                               51%
__________
1 Does not include 900,000 shares of common stock held by Protégé Capital Limited, of which Mr. Wang is a majority stockholder.
2 Mr. Wang is the majority stockholder of Protégé Capital Limited.

K’s Media acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions concerning the foregoing responses, please do not hesitate to contact me.

Thank you for your assistance in this matter.

Yours truly,

/s/Zhuang, Yan
Zhuang, Yan
Chief Executive Officer